Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 15, 2014

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	TRUST FOR ADVISED PORTFOLIOS (THE “TRUST”) Registration Statement on Form N-14 (File Number: 333-197612) Variable Socially Responsive Balanced Fund (S000046894)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 15, 2014, to the Registration Statement filed on Form N-14 (the “Registration Statement”).  The Registration Statement was filed on July 24, 2014 for the purpose of reorganizing the Legg Mason Investment Counsel Variable Social Awareness Fund out of the Legg Mason Partners Variable Equity Trust and into a corresponding series of the Trust (the “Reorganization”).  Following confirmation of the acceptance of the responses provided herein by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust has requested acceleration of the Registration Statement on Form N-14 to August 15, 2014.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Registration Statement on Form N-14, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment:  Please confirm that all applicable comments received from the Staff on the Variable and Retail Form N-1A filings for the Acquiring Funds will be incorporated into the Variable and Retail Form N-14 filings.

Response: The Trust responds by stating that the Amended Form N-14s (Variable and Retail) include appropriate changes in response to the Staff comments received on August 11, 2014 related to the Rule 485(a) filing for the Acquiring Fund (accession number 0000894189-14-003251.

2.	Staff Comment: In all instances where the investment adviser’s future name is referenced as “NEWCO”, please insert the final investment adviser’s firm name.

Response: The Trust responds by confirming that “NEWCO” has been removed and the investment adviser’s future name of “1919 Investment Counsel, LLC” or “1919” has been inserted.

3.
Staff Comment:  Regarding Staff Comment number 6 of the response letter submitted on August 12, 2014, please add disclosure that states what the Board concluded regarding the statement that fees and expenses may increase after December 31, 2016.

Response: As noted in the proxy statement/prospectus, the Boards considered relevant factors, including the length of contractual waivers of fee caps, the potential increase in expenses after the contractual fee caps expire and the financial interests of parties to the transaction.  The Boards did not make specific findings with respect to these items.  Please note that Rule 17a-8 requires the Board to request and evaluate relevant information, but only mandates specific findings by the Board with respect to the best interest of the fund and the absence of shareholder dilution.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk, Esq.
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios